EXHIBIT 10.10

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906
 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned, being the Chief Financial Officer of  Marnetics Broadband Technologies Ltd. Ltd., an Israeli corporation (the “Company”), do hereby certify, to the best of  my knowledge, information and belief, that:

(1)

The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2)	The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29 , 2003

By: /s/ Ilan Hadar

Ilan Hadar
Chief Financial Officer